SD 2/25

U.S. SECUR  IMISSION

02005473

Cm 2/25

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51212

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

ENERGY SPECTRUM ADVISORS INC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

5956 Sherry Lane, Suite 900
(No. and Street)

Dallas,	Texas	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas O. Whitener, Jr. — (214) 987-6100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - if individual, state last, first, middle name)

Arthur Andersen LLP

901 Main Street, Suite 5600	Dallas,	Texas	75202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

This report contains (check all applicable boxes):

[X] (a) Facing Page
[X] (b) An Oath or Affirmation
[X] (c) Statements of Financial Condition – Balance Sheets
[X] (d) Statements of Income
[X] (e) Statements of Changes in Shareholders' Equity
[X] (f) Statements of Cash Flows
[X] (g) Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
[X] (h) Independent Public Accountants' Report on Internal Control Structure Required by SEC Rule 17a-5

2/15, 2002

OATH OR AFFIRMATION

We, Thomas O. Whitener, Jr. and Leland B. White, affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedule pertaining to the firm of Energy Spectrum Advisors Inc (the "Company") as of December 31, 2001, are true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



Thomas O. Whitener, Jr.
Chairman, President and
Managing Director



Leland B. White
Vice President, Assistant Secretary,
and Managing Director

Subscribed and sworn to before me
this 15 day of February 2002.



Notary Public


JENNIFER FLEENOR
Notary Public, State of Texas
My Commission Expires
October 30, 2004

Energy Spectrum Advisors Inc
(A Texas Corporation)

Financial Statements
As of December 31, 2001 and 2000

Together with Report of Independent Public Accountants

Report of Independent Public Accountants

To the Shareholders of
Energy Spectrum Advisors Inc.:

We have audited the accompanying balance sheets of Energy Spectrum Advisors Inc (a Texas Corporation) (the "Company") as of December 31, 2001 and 2000, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (the "Act"). These financial statements and the schedule referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Dallas, Texas,
January 25, 2002

Energy Spectrum Advisors Inc
(A Texas Corporation)

Balance Sheets--December 31, 2001 and 2000

ASSETS	2001	2000
CASH	$ 39,597	$ 77,894
ACCOUNTS RECEIVABLE	2,378	113,284
PREPAID AND OTHER	20,700	-
DUE FROM AFFILIATE	7,457	7,457
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $71,310 and $67,865, respectively	3,584	7,029
Total assets	$ 73,716	$205,664
LIABILITIES AND STOCKHOLDERS' EQUITY		
ACCRUED LIABILITIES	$ -	$ 1,337
DUE TO AFFILIATE	-	2,852
STOCKHOLDERS' EQUITY:		
Common stock	350	350
Additional paid-in capital	184,975	184,975
Retained earnings (deficit)	(111,609)	16,150
Total stockholders' equity	73,716	201,475
Total liabilities and stockholders' equity	$ 73,716	$205,664

The accompanying notes are an integral part of these financial statements.

Energy Spectrum Advisors Inc
(A Texas Corporation)

Statements of Income
For the Years Ended December 31, 2001 and 2000

	2001	2000
INCOME:		
Transaction fees	$1,302,107	$ 525,000
Advisory fees	1,793,099	1,392,798
Interest income	16,371	18,094
Total income	3,111,577	1,935,892
EXPENSES:		
Consulting fees paid to affiliates	3,210,051	1,875,062
Business development and operating costs	28,692	25,060
Depreciation and amortization	3,445	16,768
Total expenses	3,242,188	1,916,890
NET INCOME (LOSS) BEFORE INCOME TAXES	(130,611)	19,002
INCOME TAXES	2,852	(2,852)
NET INCOME (LOSS)	$ (127,759)	$ 16,150

The accompanying notes are an integral part of these financial statements.

Energy Spectrum Advisors Inc
(A Texas Corporation)

Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
BALANCE, December 31, 1999	$350	$184,975	$ -	$185,325
Net income	-	-	16,150	16,150
BALANCE, December 31, 2000	350	184,975	16,150	201,475
Net loss	-	-	(127,759)	(127,759)
BALANCE, December 31, 2001	$350	$184,975	$(111,609)	$ 73,716

The accompanying notes are an integral part of these financial statements.

Energy Spectrum Advisors Inc
(A Texas Corporation)

Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$(127,759)	$ 16,150
Adjustments to reconcile net income to net cash (used in) provided by operating activities-		
Depreciation and amortization	3,445	16,768
Decrease (increase) in accounts receivable	110,906	(108,580)
(Increase) decrease in prepaids and other	(20,700)	15,831
Decrease in accrued liabilities	(1,337)	(21,648)
(Decrease) increase in due to affiliate	(2,852)	2,852
Net cash used in operating activities	(38,297)	(78,627)
NET DECREASE IN CASH	(38,297)	(78,627)
CASH, beginning of year	77,894	156,521
CASH, end of year	$ 39,597	$ 77,894
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for-		
Income taxes	$ -	$ 5,474

The accompanying notes are an integral part of these financial statements.

Energy Spectrum Advisors Inc
(A Texas Corporation)

Notes to Financial Statements
December 31, 2001 and 2000

1. Organization:

Energy Spectrum Advisors Inc (the "Company") was organized as a Texas corporation on October 7, 1997. The Company is a wholly owned subsidiary of Energy Spectrum Securities Corporation ("ESSC") and was formed to provide investment banking and financial advisory services primarily to operating entities and sophisticated institutional investors in the oil and gas industry.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD").

2. *Summary of Significant Accounting Policies:*

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents money market funds held by the Company for general operating purposes.

Accounts Receivable

Accounts receivable represents amounts due from clients for expenses incurred in connection with advisory services and unpaid advisory fee revenues. Reimbursable expenses are dictated as to types of expenses and maximum reimbursements allowed by signed engagement contracts for each client.

The major classifications of accounts receivable at December 31, 2001 and 2000, are as follows:

	2001	2000
Client receivables	$ 2,378	$ 13,284
Advisory fees receivable	-	100,000
	$ 2,378	$113,284

Prepaid and Other

Prepaid and other consist of expenses that are prepaid and will be charged to expense as the benefit is realized.

Energy Spectrum Advisors Inc
(A Texas Corporation)

Notes to Financial Statements
December 31, 2001 and 2000

Due From Affiliate

Due from affiliate represents a deposit for a portion of a lease for office space for which the Company and an affiliate occupy. The affiliate is named as the lessor on the lease agreement, and the amount is collectible upon the expiration of the lease or reimbursement by the affiliate.

Property and Equipment

Property and equipment consists of computer equipment and furniture and fixtures as used at the Company's headquarters. The Company calculates depreciation on property and equipment using the double-declining balance method over a five-year life.

The major classifications of property at December 31, 2001 and 2000, are as follows:

	2001	2000
Computer equipment	$51,469	$ 51,469
Furniture and fixtures	23,425	23,425
Accumulated depreciation	(71,310)	(67,865)
Total property and equipment, net	$ 3,584	$ 7,029

Accrued Liabilities

Accrued liabilities represent amounts due to vendors which were incurred in the normal course of business, accrued wages and benefits, and accrued payroll taxes.

Net Capital

The Company's net capital as of December 31, 2001, was $39,597, computed in accordance with SEC Rule 15c3-1, "Net Capital Requirements for Brokers or Dealers" (the "Rule"). The Company's required net capital pursuant to the Rule is $5,000.

Transaction Fees

The Company earns transaction fees from its clients in accordance with engagement contracts equal to specified percentages of debt and/or securities offerings. These fees are recognized when earned according to the terms of such engagement contracts. The Company generally earns its fees when the respective transaction closes.

Advisory Fees

The Company earns fees for services rendered in connection with providing financial advisory services to clients that are considering potential mergers, acquisitions, divestitures, financial recapitalizations, and financial restructuring opportunities. Advisory fees are recognized when earned for services rendered.

Consulting Fees Paid to Affiliates

In the course of providing services to its clients, the Company periodically pays consulting fees to certain owners and affiliates.

Effective January 1, 2000, ESSC began paying 90% to 95% or more of routine operating expenses previously incurred and paid by the Company. In return for ESSC incurring such expenses and providing professional assistance to the Company, the Company began paying consulting fees to ESSC out of the Company's revenues, when and if collected, provided that immediately following such payments, the Company's net capital level will continue to be in compliance with the Rule.

Income Taxes

The Company is included in the consolidated federal income tax return of ESSC. Pursuant to an informal tax-sharing agreement, the federal income tax provision is determined on the basis of pretax accounting income of the Company computed as if the Company filed a separate federal income tax return. Any current or deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2001, the Company had a deferred tax asset, which was fully reserved.

The reconciliation between income taxes at the computed statutory income tax rate of 15% for the years ended 2001 and 2000, respectively, to the Company's provision for income taxes is as follows:

	2001	2000
Income tax computed at the federal statutory rate	$(19,592)	$ 2,850
Reconciling items	2	2
Valuation allowance	16,738	-
Provisions (benefit) for income taxes	$ (2,852)	$ 2,852

3. Customer Protection - Reserves and Custody Securities:

The Company does not hold funds or securities for customers and accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(i) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customers' securities.

The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

Energy Spectrum Advisors Inc
(A Texas Corporation)

Notes to Financial Statements
December 31, 2001 and 2000

4. Related-Party Transactions:

During 2001 and 2000, the Company provided transaction and advisory services to companies for which an affiliate had an investment. The Company recorded no revenue in 2001, and $325,000 of revenue in 2000, as a result of these transactions. The Company believes the related-party transactions described above were on terms similar to those services provided to unaffiliated companies.

Energy Spectrum Advisors Inc

**Supplemental Schedule of Computation
Of Net Capital for Brokers and
Dealers Pursuant to Rule 15c3-1
As of December 31, 2001
CRD #45880**

NET WORTH AT JANUARY 1, 2001	$201,475
Net income	(127,759)
NET WORTH AT DECEMBER 31, 2001	73,716
Less- Nonallowable assets-	
Accounts receivable	2,378
Prepaid expense and deposit	20,700
Due from affiliate	7,457
Property and equipment, net	3,584
TENTATIVE NET CAPITAL	34,119
Less- Haircuts	-
TOTAL NET CAPITAL AS DEFINED BY RULE 15c 3-1	39,597
MINIMUM NET CAPITAL REQUIRED UNDER RULE 15c 3-1	5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT (1)	$ 34,597

(1) There are no material differences between the above computation and that filed by the Company on its unaudited Form X-17A-5 as of December 31, 2001; therefore, no reconciliation between the two computations is necessary.

Report of Independent Public Accountants on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

To the Shareholders of
Energy Spectrum Advisors Inc:

In planning and performing our audit of the financial statements and supplemental schedule of Energy Spectrum Advisors Inc (the "Company") for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of net capital under Rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 has not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of shareholders, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Act and should not be used for any other purpose.

Arthur Andersen LLP

Dallas, Texas,
January 25, 2002